

# TANNER

BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

CRITICAL KNOWLEDGE



PROACTIVE INSIGHT

**The Chosen, LLC**

**Financial Statements**
**As of December 31, 2017 and For the Period From**
**Inception (October 24, 2017) to December 31, 2017**

**Together with Independent Auditors' Report**



Tanner LLC
Key Bank Tower at City Creek
36 South State Street, Suite 600
Salt Lake City, Utah 84111-1400
Telephone 801.532.7444
www.tannerco.com

## TANNER
BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

Member of
**Allinial**
GLOBAL

# INDEPENDENT AUDITORS' REPORT

**To Management and Members of The Chosen, LLC**

We have audited the accompanying financial statements of The Chosen, LLC (a Utah Limited Liability Company), which comprise the balance sheet as of December 31, 2017, the related statements of operations and members' equity, and cash flows for the period from inception (October 24, 2017) to December 31, 2017, and the related notes to financial statements.

## Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

## Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chosen, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period from inception (October 24, 2017) through December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

*Tanner LLC*

February 21, 2018



# The Chosen, LLC
## Balance Sheet
### As of December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ | 194,354 |
| Prepaid expenses | | 646 |
| Total current assets | | 195,000 |
| Film costs | | 30,000 |
| Total assets | $ | 225,000 |
| **Liabilities and Members' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ | 38,663 |
| Total liabilities | | 38,663 |
| Members' equity | | 186,337 |
| Total liabilities and members' equity | $ | 225,000 |



| | | |
|---|---|---:|
| Revenue | $ | - |
| | | |
| Operating expenses: | | |
| General and administrative | | 13,663 |
| | | |
| Total operating expenses | | 13,663 |
| | | |
| Operating loss | | (13,663) |
| | | |
| Net loss | | (13,663) |
| | | |
| Members' Equity: | | |
| At Inception | | - |
| Member contributions | | 200,000 |
| | | |
| Ending members' equity | $ | 186,337 |



| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (13,663) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Decrease (increase) in: | | |
| Prepaid expenses | | (646) |
| Film costs | | (30,000) |
| Increase (decrease) in: | | |
| Accounts payable | | 38,663 |
| Net cash used in operating activities | | (5,646) |
| **Cash flows from investing activities:** | | - |
| **Cash flows from financing activities:** | | |
| Member contributions | | 200,000 |
| Net change in cash and cash equivalents | | 194,354 |
| Cash and cash equivalents at inception | | - |
| Cash and cash equivalents at end of year | $ | 194,354 |

See accompanying notes to financial statements.



1. **Description of Organization and Summary of Significant Accounting Policies**

*Organization*

The Chosen, LLC (the Company) was organized on October 24, 2017 as a perpetual Utah Limited Liability Company. The Company is a business whose planned principal operations are the production and distribution of a television series. The television series is currently in the development stages. The Company is in the process of raising additional equity capital to support the completion of its television series.

*Liquidity*

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce its television series. There can be no assurance that the Company will be successful in its efforts to raise sufficient equity capital to complete its television series.

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* (ASU 2014-15). ASU 2014-15 requires management to evaluate, at each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued, and provide related disclosures. ASU 2014-15 is effective for reporting periods ending after December 15, 2016. Management performed the required evaluation and believes the Company has the ability to continue as a going concern for at least one year from the date the financial statements were available to be issued.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Concentrations of Credit Risk*

The Company maintains its cash in bank deposit accounts which, at times, could exceed federally insured limits. As of December 31, 2017, the Company did not have any cash that exceeded federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.



1. **Description of Organization and Summary of Significant Accounting Policies**
*Continued*

*Film Costs*
Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. As of December 31, 2017, $30,000 in film preproduction costs were capitalized.

The Company amortizes film costs in proportion to the recognition of the related revenue from each episode. Amortization expense for film costs was $0 for 2017.

The Company periodically evaluates impairment of unamortized film cost on an episode-by-episode basis. Any unamortized film costs in excess of fair value are written off.

*Advertising*
Advertising costs are expensed as incurred. Advertising expenses totaled approximately $900 for the period ended December 31, 2017.

*Income Taxes*
The Company is a Utah limited liability company. Under this structure, the Company is not subject to income tax at the Federal level and state level, as its members are liable for the income taxes on the Company's income or loss.

*Subsequent Events*
Management has evaluated events and transactions for potential recognition or disclosure through February 21, 2018, which is the day the financial statements were available to be issued.

2. **Related Party Transactions**
During 2017, the Company entered into an agreement with a member of the Company to provide scriptwriting services for $10,000. This amount is recorded in accounts payable and film costs in the accompanying balance sheet.

3. **Subsequent Events**
Subsequent to December 31, 2017, the Company obtained all rights, title and interest in and to the audio-visual work entitled "The Shepherd" together with all rights to the "previous Jesus-era audio-visual vignettes" from Creatus, LLC.



3. **Subsequent Events** *Continued*

On February 9, 2018, the Company entered into an exclusive video-on-demand and subscription video-on-demand license agreement with VidAngel, Inc. (VidAngel), for distribution of the Company's planned television series.

On February 15, 2018, the Company entered into a consulting and coordination agreement with VidAngel. The Company will pay VidAngel the fee for the consulting services no later than the closing of the Company's potential Regulation A offering for at least the minimum amount.